VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

December 3, 2004

04046557

VIA FEDERAL EXPRESS

SUPPL

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

RECEIVED 2004 DEC -9 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon Ross
Corporate Secretary & CFO

Enclosure

PROCESSED
DEC 1 ^ 2004
FINANCIAL

United States Sec Filing
December 3, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold's Summer Drill Program Confirms High-Grade at Historic Hunter Gold Mine, Timmins, Ontario & Update on Flow-Through Funding – dated November 19, 2004.

Correspondence with Securities Commissions

2. Form 51-102F3 Material Change Report – dated November 23, 2004.
3. Notice of Meeting and Record Date – dated November 17, 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 19, 2004 Ticker Symbol: **VAL**-TSX Venture

VALGOLD'S SUMMER DRILL PROGRAM CONFIRMS HIGH-GRADE AT HISTORIC HUNTER GOLD MINE, TIMMINS, ONTARIO & UPDATE ON FLOW THROUGH FUNDING

ValGold Resources Ltd. (VAL – TSX-V) ("ValGold") is pleased to announce that its 2004 summer drill program at the former Hunter Gold Mine, located in the Timmins Mining Camp, Ontario, is complete. The Hunter Property adjoins the famous Dome mine along its east boundary and consists of seven contiguous patented claims and two staked claims in Whitney Township, Ontario.

Highlights of ValGold's 2004 Summer Exploration Program

The principal focus of this exploration program was the completion of the first round of diamond drilling conducted on the Hunter mine site since 1983. ValGold's drill program totaled 3,100m of core from twelve holes, HM 04 – 28 to 39. With the bulk of the Hunter mine gold zone occurring under Porcupine Lake, all of the holes were drilled from a barge. All but one of the holes intersected the Hunter mine gold zone and assays of the intersections ranged from 1.0 g/t gold up to 37.9 g/t gold over widths averaging approximately 1m. Highlights of two intersections are as follows:

Hole #	From (m)	To (m)	Core Length (m)	Core Length (ft)	Assay (g/t)	Assay (oz/t)
HM 04-28	105.12	106.65	1.53	5.0	18.24	0.532
including	**105.90**	**106.65**	**0.75**	**2.5**	**35.56**	**1.037**
HM 04-31	113.00	116.30	3.30	10.8	6.71	0.196
including	**115.80**	**116.30**	**0.50**	**1.6**	**36.65**	**1.069**
	127.05	127.67	0.62	2.0	1.04	0.030

Gold mineralization occurs as a series of high-grade shoots within a zone up to 15m thick and over a strike length of 470m and to a depth of 200m, as defined by drilling and underground work. Importantly, the gold mineralization is open both along strike to the north and south and to depth. The zone consists predominantly of pale green, quartz-chlorite-ankerite-sericite schist that is an altered felsic tuff with volcanic fragments. Two stages of quartz veining may be found within the zone; auriferous veins that are typically pale brown quartz, carrying minor amounts of pyrite and chalcopyrite, and late barren white-quartz tension veins.

ValGold's 2004 summer drill program has extended the known mineralized horizon down to the 250-meter level. Gold values very near the top of the felsic tuff sequence show the continuity of this gold-bearing horizon as a conformable band within the stratigraphy. Within this gold-bearing horizon, a higher-grade ore shoot with visible gold may be traced from the old underground plans as a -35 degree plunging structure approximately 100 meters long. Old hole S-18, 30 meters north of the most northerly hole in this program, returned a 3.2-meter section grading 0.44 grams of gold with visible gold observed in the core. In addition a sample was taken over 0.3 meters, 60 meters to the north, that assayed 1.6 grams gold indicating that the gold-bearing horizon continues north.

ValGold - Summary

ValGold is a well-funded, junior exploration company, listed on the TSX Venture Exchange under the trading symbol VAL. ValGold's exploration in the Matawin gold belt located west of Thunder Bay, Ontario has centered on its Tower Mountain property and the adjoining Bateman Lake claims. These holdings cover an aggregate of 5,233 acres (2,118 ha) where more than 30 gold occurrences have now been discovered. The Hunter Gold Mine brings to the Company an advanced project in one of the premier gold mining camps in the world and the opportunity to develop and expand a known resource. Dr. Derek McBride, P.Eng., is ValGold's qualified person for the exploration and development of the Hunter Mine property and will be responsible for all of the technical reporting in compliance with NI 43-101.

Further information and a complete listing of the Hunter mine drill collar locations and assays together with information on the Company's other major projects are available at www.valgold.com.

Flow-Through Financing

ValGold Resources Ltd. is also pleased to announce that it has closed a non-brokered private placement of 330,000 flow-through common shares at a price of $0.36 per common share for gross proceeds of $118,800.

There were no bonuses, finder's fees or commissions in cash or securities paid by ValGold in connection with the private placement. The flow-through common shares issued pursuant to the private placement will have a hold period expiring March 18, 2005.

Proceeds from the private placement will be used to fund exploration programs on ValGold's property interests located in Ontario and British Columbia.

Extension of Warrant Terms

Subject to regulatory approval, ValGold will extend the expiry date of warrants previously issued pursuant to a non-brokered private placement from December 18, 2004, to December 18, 2005. The warrants are exercisable for up to 418,300 common shares of ValGold. There will be no change to the warrant exercise price of $0.70 per share.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

November 17, 2004.

Item 3. **News Release**

The press release was issued on November 19, 2004, via newswire services.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

November 23, 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 19, 2004 Ticker Symbol: **VAL**-TSX Venture

VALGOLD'S SUMMER DRILL PROGRAM CONFIRMS HIGH-GRADE AT HISTORIC HUNTER GOLD MINE, TIMMINS, ONTARIO & UPDATE ON FLOW THROUGH FUNDING

ValGold Resources Ltd. (VAL – TSX-V) ("ValGold") is pleased to announce that its 2004 summer drill program at the former Hunter Gold Mine, located in the Timmins Mining Camp, Ontario, is complete. The Hunter Property adjoins the famous Dome mine along its east boundary and consists of seven contiguous patented claims and two staked claims in Whitney Township, Ontario.

Highlights of ValGold's 2004 Summer Exploration Program

The principal focus of this exploration program was the completion of the first round of diamond drilling conducted on the Hunter mine site since 1983. ValGold's drill program totaled 3,100m of core from twelve holes, HM 04 – 28 to 39. With the bulk of the Hunter mine gold zone occurring under Porcupine Lake, all of the holes were drilled from a barge. All but one of the holes intersected the Hunter mine gold zone and assays of the intersections ranged from 1.0 g/t gold up to 37.9 g/t gold over widths averaging approximately 1m. Highlights of two intersections are as follows:

Hole #	From (m)	To (m)	Core Length (m)	Core Length (ft)	Assay (g/t)	Assay (oz/t)
HM 04-28	105.12	106.65	1.53	5.0	18.24	0.532
including	**105.90**	**106.65**	**0.75**	**2.5**	**35.56**	**1.037**
HM 04-31	113.00	116.30	3.30	10.8	6.71	0.196
including	**115.80**	**116.30**	**0.50**	**1.6**	**36.65**	**1.069**
	127.05	127.67	0.62	2.0	1.04	0.030

Gold mineralization occurs as a series of high-grade shoots within a zone up to 15m thick and over a strike length of 470m and to a depth of 200m, as defined by drilling and underground work. *Importantly, the gold mineralization is open both along strike to the north and south and to depth.* The zone consists predominantly of pale green, quartz-chlorite-ankerite-sericite schist that is an altered felsic tuff with volcanic fragments. Two stages of quartz veining may be found within the zone; auriferous veins that are typically pale brown quartz, carrying minor amounts of pyrite and chalcopyrite, and late barren white-quartz tension veins.

ValGold's 2004 summer drill program has extended the known mineralized horizon down to the 250-meter level. Gold values very near the top of the felsic tuff sequence show the continuity of this gold-bearing horizon as a conformable band within the stratigraphy. Within this gold-bearing horizon, a higher-grade ore shoot with visible gold may be traced from the old underground plans as a -35 degree plunging structure approximately 100 meters long. Old hole S-18, 30 meters north of the most northerly hole in this program, returned a 3.2-meter section grading 0.44 grams of gold with

visible gold observed in the core. In addition a sample was taken over 0.3 meters, 60 meters to the north, that assayed 1.6 grams gold indicating that the gold-bearing horizon continues north.

ValGold - Summary

ValGold is a well-funded, junior exploration company, listed on the TSX Venture Exchange under the trading symbol VAL. ValGold's exploration in the Matawin gold belt located west of Thunder Bay, Ontario has centered on its Tower Mountain property and the adjoining Bateman Lake claims. These holdings cover an aggregate of 5,233 acres (2,118 ha) where more than 30 gold occurrences have now been discovered. The Hunter Gold Mine brings to the Company an advanced project in one of the premier gold mining camps in the world and the opportunity to develop and expand a known resource. Dr. Derek McBride, P.Eng., is ValGold's qualified person for the exploration and development of the Hunter Mine property and will be responsible for all of the technical reporting in compliance with NI 43-101.

Further information and a complete listing of the Hunter mine drill collar locations and assays together with information on the Company's other major projects are available at www.valgold.com.

Flow-Through Financing

ValGold Resources Ltd. is also pleased to announce that it has closed a non-brokered private placement of 330,000 flow-through common shares at a price of $0.36 per common share for gross proceeds of $118,800.

There were no bonuses, finder's fees or commissions in cash or securities paid by ValGold in connection with the private placement. The flow-through common shares issued pursuant to the private placement will have a hold period expiring March 18, 2005.

Proceeds from the private placement will be used to fund exploration programs on ValGold's property interests located in Ontario and British Columbia.

Extension of Warrant Terms

Subject to regulatory approval, ValGold will extend the expiry date of warrants previously issued pursuant to a non-brokered private placement from December 18, 2004, to December 18, 2005. The warrants are exercisable for up to 418,300 common shares of ValGold. There will be no change to the warrant exercise price of $0.70 per share.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 17, 2004

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 919147108/CA9191471080/COMMON
3.	CUSIP/Class of Security entitled to vote	: 919147108/CA9191471080/COMMON
4.	Record Date for Notice	: 14/12/2004
5.	Record date for Voting	: 14/12/2004
6.	Beneficial Ownership determination date	: 14/12/2004
7.	Meeting Date	: 18/01/2005
8.	Business	: Non-Routine
9.	Meeting Location	: Vancouver

Yours Truly

"Mariano Banting"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4479
Fax: 604.661.9401